

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Someit Sidhu, M.D.
Chief Executive Officer
Zura Bio Limited
4225 Executive Square, Suite 600
La Jolla, CA 92037

> **Re: Zura Bio Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 25, 2023**
> **File No. 333-272628**

Dear Someit Sidhu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1. We note your revised cover page disclosure that the offering includes the resale of 3,782,000 Shares underlying the Pre-Funded Warrants and the resale of 5,910,000 Shares underlying the Private Placement Warrants. We also note your revised cover page disclosure that the offering includes the issuance of up to 3,782,000 Class A Ordinary Shares upon the exercise of the Pre-Funded Warrants and the issuance of up to 5,910,000 Class A Ordinary Shares upon the exercise of the Private Placement Warrants. Please clarify if the resale Shares are the same as the issuance Shares or whether these are actually different Shares. If the resale Shares and the issuance Shares are the same Shares, please revise the cover page to remove the redundant references. If the resale Shares are

distinct from the issuance Shares, please revise your filing fee table to account for the additional 3,782,000 Shares and 5,910,000 Shares, and ensure that these additional shares are reflected throughout the filing.

2. Please add the resale of the 3,782,000 Pre-Funded Warrants to purchase Class A ordinary shares to the first sentence on the cover page.

Selling Securityholders , page 115

3. We note your response to comment 5. While it appears that you have now included the 3,782,000 Pre-Funded Warrants on page 120, your discussion of the Selling Securityholders on page 115 still omits these 3,782,000 Pre-Funded Warrants. Please revise this section to clearly disclose that these 3,782,000 Pre-Funded Warrants are being offered for resale by the Selling Securityholders.

    Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Giovanni Caruso, Esq.